26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

July 18, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Ms. Rucha Pandit

Ms. Taylor Beech

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on the Amendment No.1 to Registration Statement on Form F-1 Filed on July 5, 2024

Dear Ms. Pandit and Ms. Beech:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 16, 2024 on the Company’s amendment No. 1 to registration statement on Form F-1 filed on July 5, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No.1 to Registration Statement”). Concurrently with the submission of this letter, the Company is filing its further revised registration statement on Form F-1 (the “Amendment No.2 to Registration Statement”) and certain exhibits thereto via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 to Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | James A. Hill5 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Amy Y.M. Ngan7 | Paul S. Quinn | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS:  John Curran5 | Ming Kong3 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | Xiang Zhou3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

July 18, 2024

Comments in Letter Dated July 16, 2024

Amendment No.1 to Registration Statement on Form F-1

Description of Share Capital, page 159

1.	We note that the risk factor on page 65 discloses that your post-offering memorandum and articles of association will include exclusive forum provisions. Please include comparable disclosure regarding the exclusive forum provisions in your Description of Share Capital Section beginning on page 159.

In response to the Staff’s comment, the Company has added the requested disclosure on page 163 of the Amendment No.2 to Registration Statement.

*        *        *

U.S. Securities and Exchange Commission

July 18, 2024

If you have any questions regarding the Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell).

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP